UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2022

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2022 and 2021	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2022	4

Notes to Financial Statements	5-11

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2022	12-33

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2003.

/S/ BOBER, MARKEY, FEDOROVICH & COMPANY

Cleveland, Ohio
June 27, 2023

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2022	2021
Assets
Investments:
Investments, at fair value (see Note 5)	$3,023,557,272	$3,730,112,178
Investments, at contract value (see Note 6)	467,156,034	477,954,646
Total investments	3,490,713,306	4,208,066,824

Receivables:
Accrued interest and dividends	1,745,680	1,504,101
Employer contributions	211,918	—
Notes receivable from participants	48,837,380	47,405,958
Due from brokers	19,639,995	44,150,931
Total receivables	70,434,973	93,060,990
Total assets	3,561,148,279	4,301,127,814

Liabilities
Administrative expenses payable	955,642	1,049,105
Due to brokers	50,851,673	95,301,277
Total liabilities	51,807,315	96,350,382

Net assets available for benefits	$3,509,340,964	$4,204,777,432

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31, 2022
Additions:
Contributions:
Employer	$41,606,042
Participant	148,106,792
Total contributions	189,712,834

Investment Income (Loss):
Interest and dividends	51,514,623
Net change in fair value of investments	(579,773,650)
Total investment loss	(528,259,027)

Interest income on notes receivable from participants	2,185,794

Deductions:
Distributions to participants	(354,672,023)
Administrative expenses	(4,404,046)
Total deductions	(359,076,069)

Decrease in net assets available for benefits	(695,436,468)

Net assets available for benefits, beginning of year	4,204,777,432

Net assets available for benefits, end of year	$3,509,340,964

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
1.Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (IRC).

Administration

FirstEnergy Corp. (FE) is the sponsor of the Plan. The FE Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Record keeping with respect to individual participant accounts is maintained by Fidelity Workplace Services, LLC. Plan assets are held in trust under an arrangement with Fidelity Management Trust.

Participation

Generally, all full-time and part-time employees of FE's subsidiaries and participating employees not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

Effective January 1, 2018, except as further noted, new employees who do not make an affirmative election are deemed to have made an election to contribute, on a pre-tax basis, 6% of eligible earnings for each payroll period increasing by 1% each April until the employee contribution rate reaches 10%. Certain union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4% and effective June 1, 2022, new employees to Local 777 will be automatically enrolled at 4% per year with an annual increase of 1% per year up to 10%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date. Subject to the FirstEnergy insider trading policy, a participant may change any automatic contribution at any time.

Contributions

Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (unless otherwise provided by a collective bargaining agreement) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (unless otherwise provided by a collective bargaining agreement). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions.

FE makes a matching contribution of 50% on the first 6% of eligible compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. All employer matching contributions are provided as shares in FE common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are made in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FE common stock contributed to each participant is based on the market price of FE common stock as of the end of each pay period. Plan participants may diversify matching contributions held in FE common stock at any time, subject to certain limitations.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

Investments

Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates (commonly referred to as target date funds), fifteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FE common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FE’s common shares are traded on the NYSE and participation units in the FE Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FE’s common stock was $41.94 and $41.59 at December 31, 2022 and 2021, respectively. The valuation per unit of the FE Common Stock Fund was $51.13 and $50.72 at December 31, 2022 and 2021, respectively, due to cash maintained in the fund for liquidity purposes.

Notes Receivable from Participants

Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000, including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. Effective April 1, 2019, the interest rate for new loans will be equal to the prime rate that is published by Reuters on the last day of the month before the start of the calendar quarter in which the loan is approved, plus 1%. The range of interest rates on outstanding loan balances during the year ended December 31, 2022 was 4.25% to 9.75%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and payments of interest are credited to the participant’s account when made, generally through payroll deduction. If a participant fails to make regularly scheduled payments, the participant has 90 days from the first missed scheduled repayment to pay the full amount in arrears. If full repayment of the amount in arrears doesn’t occur, the outstanding balance of the loan will be defaulted and become a taxable distribution to the participant. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits

Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (not beyond age 72 or 70 ½ for participants who reached 70 ½ before January 1, 2020) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days. Retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account.

The Plan adopted certain provisions of the CARES Act, which allowed, in accordance with Section 2202(a) of the CARES Act, participants to take up to a $100,000 distribution for qualifying reasons associated with the COVID-19 pandemic from qualified plans between January 1, 2020 and December 31, 2020. Participants have the option to repay the Plan’s distribution over a three-year period.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
Subsequent Events

Management evaluated subsequent events for the Plan through June 27, 2023, the date the financial statements were available to be issued.

2.Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net change in the fair value of investments consists of realized and unrealized gains and losses on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.Recent Accounting Pronouncements

ASU 2022-03, "Fair Value Measurements of Equity Securities Subject to Contractual Sale Restrictions " (Issued in June 2022): ASU 2022-03 clarifies current guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, and introduces new disclosure requirements for those equity securities subject to contractual restrictions. For public business entities, the guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023, with early adoption permitted. Plan management is currently evaluating the impact of the pending adoption of ASU 2022-03 on the Plan's financial statements.

4.Plan Termination

Although FE has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.

The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– Quoted prices for identical or similar instruments in markets that are not active; and
– Model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2022 or 2021, or during the year ended December 31, 2022.

There were no changes in valuation methodologies for assets measured at fair value during 2022.

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2022 and 2021:

	December 31, 2022
	Level 1	Level 2	Total

Common Collective Trusts	$—	$1,679,996,696	$1,679,996,696

FE Common Stock Fund
FE Common Stock	429,013,907	—	429,013,907
Cash and Cash Equivalents	—	1,836,356	1,836,356
Total FE Common Stock Fund	429,013,907	1,836,356	430,850,263

Registered Investment Companies	547,154,618	225,062,708	772,217,326

Self-Managed Brokerage Accounts[1]	—	140,492,987	140,492,987

Total Investments at Fair Value[2]	$976,168,525	$2,047,388,747	$3,023,557,272

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2021
	Level 1	Level 2	Total

Common Collective Trusts	$—	$2,081,980,695	$2,081,980,695

FE Common Stock Fund
FE Common Stock	415,201,996	—	415,201,996
Cash and Cash Equivalents	—	1,520,744	1,520,744
Total FE Common Stock Fund	415,201,996	1,520,744	416,722,740

Registered Investment Companies	735,435,742	306,626,179	1,042,061,921

Self-Managed Brokerage Accounts[1]	—	189,346,822	189,346,822

Total Investments at Fair Value [2]	$1,150,637,738	$2,579,474,440	$3,730,112,178

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

6.Fully Benefit-Responsive Investment Contracts

The Plan has an interest in synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by Pacific Investment Management Company (PIMCO).

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary. The Statement of Changes in Net Assets Available for Benefits and the Statements of Net Assets Available for Benefits present the synthetic GICs on a contract value basis.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of benefit payments), as well as asset underperformance, can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events of the magnitude that would limit the Plan’s ability to transact at contract value are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2022 and 2021:

	2022	2021

Short-term investment fund	$8,815,750	$12,011,006
Synthetic GICs	458,340,284	465,943,640
Total Investments at contract value	$467,156,034	$477,954,646

The synthetic GICs are presented on Schedule H, line 4i - Schedule of Assets (Held at End of Year) at fair value as a requirement of Form 5500. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

7.Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on October 27, 2016, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FE or its consolidated subsidiaries (FirstEnergy) prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FE’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FE common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FE common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2022 and 2021, and for the year ended December 31, 2022:

	2022	2021

Net assets available for benefits per the financial statements	$3,509,340,964	$4,204,777,432
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(36,379,531)	3,400,715
Net assets available for benefits per Form 5500	$3,472,961,433	$4,208,178,147

Total investment income (loss) and interest income on notes receivable
from participants per the financial statements	$(526,073,233)
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(39,780,246)
Investment income (loss) per Form 5500	$(565,853,479)

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	FIRSTENERGY COMMON STOCK FUND	FirstEnergy common stock	**	$430,850,263
*	FIDELITY PURITAN FUND	Balanced fund	**	127,429,628
	BLACKROCK ACWI EX US - M	International stocks	**	70,019,734
	PIMCO REAL RETURN FUND INSTITUTIONAL CLASS	Bonds	**	26,352,335
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	66,653,996
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND L	Blend of stocks, fixed income	**	105,465,492
	BLACKROCK LIFEPATH INDEX 2025 FUND L	Blend of stocks, fixed income	**	120,835,436
	BLACKROCK LIFEPATH INDEX 2030 FUND L	Blend of stocks, fixed income	**	107,555,615
	BLACKROCK LIFEPATH INDEX 2035 FUND L	Blend of stocks, fixed income	**	71,847,558
	BLACKROCK LIFEPATH INDEX 2040 FUND L	Blend of stocks, fixed income	**	53,191,464
	BLACKROCK LIFEPATH INDEX 2045 FUND L	Blend of stocks, fixed income	**	60,779,112
	BLACKROCK LIFEPATH INDEX 2050 FUND L	Blend of stocks, fixed income	**	73,980,866
	BLACKROCK LIFEPATH INDEX 2055 FUND L	Blend of stocks, fixed income	**	56,851,860
	BLACKROCK LIFEPATH INDEX 2060 FUND L	Blend of stocks, fixed income	**	31,603,658
	BLACKROCK LIFEPATH INDEX 2065 FUND L	Blend of stocks, fixed income	**	7,532,522
	DODGE & COX INTERNATIONAL FUND	International stocks	**	74,533,917
	SELF MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	140,492,987
	US DEBT INDEX FUND M MUTUAL FUND	Bonds	**	77,757,703
	SMALL CAP GROWTH EQUITY	Small cap growth stocks	**	14,540,261
	MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	75,758,325
	MID CAP VALUE - I	Mid cap value stocks	**	46,246,475
	EQUITY INDEX - J	Large cap stocks	**	752,277,090
	VICTORY SMALL CAP FUND	Small cap value stocks	**	88,245,530

*	CAPITAL PRESERVATION FUND
	STATE STREET STIF	Money market fund	**	$8,815,750
	7-ELEVEN INC SR UNSEC 144A SMR	Corporate - 0.80%, 2024	**	1,144,551
	7-ELEVEN INC SR UNSEC 144A SMR	Corporate - 0.63%, 2023	**	1,195,658
	ADVENT HEALTH SYSTEM	Corporate - 2.95%, 2029	**	606,344
	AMERICAN ELECTRIC POWER SR UNSEC	Corporate - 4.92%, 2023	**	600,295
	AMERICAN EXPRESS CO SOFR SR UNSEC SOFR	Corporate - 4.79%, 2024	**	2,308,478
	AMERIPRISE FINANCIAL INC SR UNSEC	Corporate - 4.50%, 2032	**	1,956,655
	AMXCA 2022-4 A	Mortgage - 4.95%, 2027	**	1,313,573
	ANDREW W MELLON FOUNDATI UNSEC	Corporate - 0.95%, 2027	**	1,200,548
	AT&T INC SR UNSEC	Corporate - 2.55%, 2033	**	1,061,946
	BANK 2018-BN12 ASB	Mortgage - 4.17%, 2061	**	1,158,486
	BANK 2019-BN21 ASB	Mortgage - 2.81%, 2052	**	1,364,917
	BANK 2020-BN25 A5	Mortgage - 2.65%, 2063	**	854,921
	BANK 2020-BN26 A4 WM29 WC3.5017	Mortgage - 2.40%, 2063	**	840,460

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BANK OF AMERICA CORP SR UNSEC SOFR	Corporate - 1.73%, 2027	**	2,117,896
	BANK OF AMERICA CORP SR UNSEC SOFR	Corporate - 1.66%, 2027	**	889,206
	BANK OF AMERICA CORP SR UNSEC SOFR	Corporate - 1.20%, 2026	**	2,229,441
	BANK OF NY MELLON CORP SR UNSEC	Corporate - 1.60%, 2025	**	1,958,142
	BANNER HEALTH UNSEC	Corporate - 2.34%, 2030	**	1,278,797
	BANQUE FED CRED MUTUEL SR UNSEC 144A	Cash Equivalent - 5.20%, 2023	**	1,814,022
	BARCLAYS PLC SR UNSEC	Corporate - 2.65%, 2031	**	549,469
	BARCLAYS PLC SR UNSEC	Corporate - 5.50%, 2028	**	393,860
	BARCLAYS PLC SR UNSEC SOFR	Corporate - 2.85%, 2026	**	1,493,359
	BAT INTL FINANCE PLC SR UNSEC	Corporate - 1.67%, 2026	**	177,972
	BAY AREA CA TOLL AUTH *REPURCHASE OFFER*	Municipals - 2.57%, 2031	**	1,321,313
	BMARK 2019-B14 ASB	Mortgage - 2.96%, 2062	**	1,288,875
	BNP PARIBAS 144A	Corporate - 2.82%, 2025	**	1,710,773
	BOEING CO/THE SNR S* ICE	Credit Default Swap - 1.00%, 2027	**	69
	BPCE SA SR PREFERRED 144A	Corporate - 1.00%, 2026	**	1,586,420
	BRIGHTHSE FIN GLBL FUND SEC 144A	Corporate - 1.55%, 2026	**	1,322,176
	CA ST UNIV-D	Municipals - 1.69%, 2029	**	973,621
	CARMX 2022-4 A3	Mortgage - 5.34%, 2027	**	1,417,486
	CASH COLLATERAL FUT BOS USD	Cash Equivalent - 4.23%, 2060	**	266,604
	CASH COLLATERAL ICE BOS USD	Cash Equivalent - 4.23%, 2060	**	1,639,946
	CASH COLLATERAL ICE GSC USD	Cash Equivalent - 4.33%, 2060	**	412,271
	CASH COLLATERAL ICE SAL USD	Cash Equivalent - 3.73%, 2060	**	893,492
	CASH COLLATERAL TBA JPS USD	Cash Equivalent - 4.33%, 2060	**	865,902
	CCCIT 2018-A7 A7	Mortgage - 3.96%, 2030	**	2,239,306
	CDX IG38 5Y ICE	Credit Default Swap - 1.00%, 2027	**	(1,195)
	CDX IG39 5Y ICE	Credit Default Swap - 1.00%, 2027	**	(2,329)
	CGCMT 2015-GC29 AAB WM24 WC4.173211878	Cash Equivalent - 2.98%, 2048	**	582,106
	CITIGROUP INC SOFR SR UNSEC	Corporate - 2.56%, 2032	**	1,275,213
	CITIGROUP INC SR UNSEC SOFR	Corporate - 5.98%, 2026	**	3,011,909
	COMET 2022-A3 A	Mortgage - 4.95%, 2027	**	1,414,961
	COMM 2013-CR11 ASB WM23 WC5.205219817	Cash Equivalent - 3.66%, 2050	**	198,276
	COMM 2014-CR19 ASB WM14	Cash Equivalent - 3.50%, 2047	**	613,123
	COMM 2014-UBS6 ASB WM14	Cash Equivalent - 3.39%, 2047	**	672,414
	COMM 2015-CR23 A3 WM15	Mortgage - 3.23%, 2048	**	1,465,323
	COMM 2015-CR23 ASB WM15	Cash Equivalent - 3.26%, 2048	**	531,496
	COMM 2015-DC1 ASB WM15	Cash Equivalent - 3.14%, 2048	**	457,254
	COMM 2015-LC19 ASB	Cash Equivalent - 3.04%, 2048	**	494,352
	COMM 2015-LC21 ASB	Cash Equivalent - 3.42%, 2048	**	1,028,959
	COMM 2018-COR3 A3 WM28 WC4.57635829	Mortgage - 4.23%, 2051	**	947,367

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	COMM 2019-GC44 ASB	Mortgage - 2.87%, 2057	**	1,364,779
	COOPERATIEVE RABOBANK UA SR NONPREF 144A	Corporate - 1.34%, 2026	**	1,351,363
	CREDIT SUISSE GROUP AG SR UNSE 144A SOFR	Corporate - 2.19%, 2026	**	1,713,024
	CREDIT SUISSE GROUP AG SRUNSEC 144A SOFR	Corporate - 6.54%, 2033	**	538,639
	CREDIT SUISSE GROUP AG SRUNSEC 144A SOFR	Corporate - 3.09%, 2032	**	768,251
	CSAIL 2015-C1 ASB WM15	Cash Equivalent - 3.35%, 2050	**	401,442
	CSAIL 2017-CX9 ASB	Mortgage - 3.26%, 2050	**	900,017
	DALLAS AREA RAPID TRN	Municipals - 1.35%, 2027	**	85,247
	DASNY -REV - F	Municipals - 3.03%, 2033	**	821,752
	DELL INT LLC / EMC CORP	Corporate - 6.10%, 2027	**	523,635
	DELL INT LLC / EMC CORP	Corporate - 6.02%, 2026	**	512,607
	DEUTSCHE BANK NY SOFR SR NON-PREF	Corporate - 3.55%, 2031	**	325,617
	DTE ELECTRIC CO SEC	Corporate - 3.00%, 2032	**	2,184,128
	EQUITABLE FINANCIAL LIFE SEC 144A	Corporate - 1.30%, 2026	**	1,569,310
	FED HOME LN BK BD (600MM)	Corporate - 1.05%, 2026	**	1,595,267
	FED HOME LN BK GLBL BD (300MM)	Corporate - 1.00%, 2026	**	3,103,185
	FED HOME LN BK GLBL BD FRN (1.665MMM)	Cash Equivalent - 4.32%, 2023	**	2,413,542
	FED HOME LN BK GLBL BD FRN (1.717MMM)	Cash Equivalent - 4.34%, 2023	**	4,114,289
	FED HOME LN BK GLBL BD FRN (500MM)	Cash Equivalent - 4.32%, 2023	**	4,324,069
	FED HOME LN BK GLBL BD FRN (500MM)	Cash Equivalent - 4.32%, 2023	**	4,324,256
	FED HOME LN BK GLBL NT (2MMM)	Corporate - 4.50%, 2024	**	7,029,418
	FHLMC GOLD 30YR #Q3-1614	Mortgage - 3.00%, 2045	**	895,743
	FHLMC GOLD 30YR #Q3-3509	Mortgage - 3.00%, 2045	**	253,287
	FHLMC GOLD 30YR GNT #G0-8687	Mortgage - 3.50%, 2046	**	1,272,307
	FHLMC GOLD 30YR GNT #G0-8693	Mortgage - 3.50%, 2046	**	31,543
	FHLMC GOLD 30YR GNT #G0-8823	Mortgage - 3.50%, 2048	**	520,505
	FHLMC GOLD 30YR GNT #G0-8841	Mortgage - 3.50%, 2048	**	141,836
	FHLMC GOLD 30YR GNT #G0-8857	Mortgage - 4.00%, 2049	**	604,519
	FHMS K065 A1 WM27 WC4.3550	Mortgage - 2.86%, 2026	**	932,658
	FHMS K070 A1	Mortgage - 3.03%, 2027	**	2,870,002
	FHR 2666 OD PAC WM23 WC5.84	Cash Equivalent - 5.50%, 2023	**	15,765
	FHR 2739 PG PAC WM33 WC5.552	Mortgage - 5.00%, 2034	**	267,026
	FHR 2950 FN 1MLIB+45	Cash Equivalent - 4.77%, 2035	**	71,667
	FHR 3185 GT SEQ WM26 WC6.43	Mortgage - 6.00%, 2026	**	37,398
	FHR 3225 HF 1MLIB+51BP	Cash Equivalent - 4.83%, 2036	**	96,601
	FHR 3311 FN 1MLIB+30BP	Cash Equivalent - 4.62%, 2037	**	34,200
	FHR 3318 FL 1MLIB+40	Cash Equivalent - 4.72%, 2037	**	76,628

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHR 3339 FL 1MLIB+58	Cash Equivalent - 4.90%, 2037	**	91,324
	FHR 3355 BF 1MLIB+70	Cash Equivalent - 5.02%, 2037	**	116,780
	FHR 3368 AF 1MLIB+72	Cash Equivalent - 5.04%, 2037	**	16,141
	FHR 3666 FC 1MLIB+73	Cash Equivalent - 5.05%, 2040	**	47,742
	FHR 3699 FD VA 1MLIB+60	Cash Equivalent - 4.92%, 2040	**	129,538
	FHR 3740 DF 1MLIB+48	Mortgage - 4.80%, 2040	**	240,981
	FHR 3743 FA 1MLIB+60	Mortgage - 4.92%, 2040	**	363,073
	FHR 3747 WF VA 1MLIB+48	Mortgage - 4.80%, 2040	**	325,216
	FHR 3751 FG 1MLIB+50	Mortgage - 4.82%, 2050	**	83,098
	FHR 3843 FE 1MLIB+55BP	Cash Equivalent - 4.87%, 2041	**	444,651
	FHR 3843 FG 1MLIB+55BP	Cash Equivalent - 4.87%, 2041	**	444,651
	FHR 3977 FB 1MLIB+52BP	Cash Equivalent - 4.84%, 2041	**	534,334
	FHR 3984 DF 1M LIBOR +55BP	Mortgage - 4.87%, 2042	**	504,075
	FHR 4400 FA 1MLIB + 40 BP	Cash Equivalent - 4.72%, 2041	**	327,538
	FHR 4736 CD WM39 WC4.9483	Mortgage - 3.00%, 2046	**	414,844
	FHR 4989 FA 1MLIB+35BP	Mortgage - 3.25%, 2040	**	149,881
	FHR 4989 FB 1MLIB+35BP	Mortgage - 3.40%, 2040	**	149,190
	FIN FUT US 10YR CBT 03/22/23	Future - 6.00%, 2023	**	(5,625)
	FIN FUT US 2YR CBT 03/31/23	Future - 6.00%, 2023	**	(626)
	FIN FUT US 5YR CBT 03/31/23	Future - 6.00%, 2023	**	(7,133)
	FIN FUT US ULTRA 10YR CBT 03/22/23	Future - 6.00%, 2023	**	2,376
	FIN FUT US ULTRA 30YR CBT 03/22/23	Future - 6.00%, 2023	**	11,000
	FLORIDA POWER & LIGHT 1ST MTG	Corporate - 2.45%, 2032	**	591,155
	FN ARM AL7090 H15T1Y+223.5 9.482	Cash Equivalent - 3.94%, 2037	**	238,592
	FNMA PASS THRU 15YR #MA3897	Mortgage - 3.00%, 2035	**	412,897
	FNMA PASS THRU 20YR #254916	Cash Equivalent - 5.50%, 2023	**	5,979
	FNMA PASS THRU 20YR #255075	Cash Equivalent - 5.50%, 2024	**	10,858
	FNMA PASS THRU 20YR #AL6722	Mortgage - 5.00%, 2030	**	351,913
	FNMA PASS THRU 30YR #848210	Mortgage - 5.50%, 2035	**	77,370
	FNMA PASS THRU 30YR #884863	Mortgage - 5.50%, 2036	**	45,309
	FNMA PASS THRU 30YR #890365	Mortgage - 5.50%, 2041	**	77,191
	FNMA PASS THRU 30YR #938504	Mortgage - 5.50%, 2037	**	36,689
	FNMA PASS THRU 30YR #BK8819	Mortgage - 4.00%, 2048	**	422,148
	FNMA PASS THRU 30YR #FM3241	Mortgage - 3.00%, 2050	**	1,785,027
	FNMA TBA 4.5% FEB 30YR	Mortgage - 4.50%, 2053	**	(596,484)
	FNMA TBA 4.5% JAN 30YR	Mortgage - 4.50%, 2053	**	288,719
	FNMA TBA 5.0% FEB 30YR	Mortgage - 5.00%, 2053	**	(6,375)
	FNMA TBA 5.0% JAN 30YR	Mortgage - 5.00%, 2053	**	(24,016)
	FNR 2005-13 FA 1MLIB+45	Cash Equivalent - 4.84%, 2035	**	198,386

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2005-29 JB WM33 WC7.0709	Cash Equivalent - 4.50%, 2035	**	44
	FNR 2006-129 FM 1MLIB+25	Cash Equivalent - 4.64%, 2037	**	34,185
	FNR 2007-109 GF 1MLIB+68	Cash Equivalent - 5.07%, 2037	**	243,894
	FNR 2007-25 FB 1MLIB+33BP	Cash Equivalent - 4.72%, 2037	**	16,362
	FNR 2007-27 FA 1MLIB+31BP	Cash Equivalent - 4.70%, 2037	**	2,498
	FNR 2007-38 FC 1MLIB+42	Cash Equivalent - 4.81%, 2037	**	69,789
	FNR 2007-70 FA 1MLIB+35BP	Cash Equivalent - 4.74%, 2037	**	45,399
	FNR 2008-12 FA 1MLIB+67BP FRN	Cash Equivalent - 5.06%, 2038	**	390,009
	FNR 2010-111 FC 1MLIB+52	Cash Equivalent - 4.91%, 2040	**	50,289
	FNR 2010-115 FM 1MLIB+50	Cash Equivalent - 4.89%, 2040	**	309,066
	FNR 2010-117 FE 1MLIB+40BP	Cash Equivalent - 4.79%, 2040	**	33,757
	FNR 2010-135 LF 1MLIB+45	Cash Equivalent - 4.84%, 2040	**	173,519
	FNR 2010-2 GF 1MLIB+55BP	Cash Equivalent - 4.94%, 2049	**	17,603
	FNR 2015-79 FE 1MLIB+25BP	Cash Equivalent - 4.64%, 2045	**	741,586
	FNR 2015-87 BF 1MLIB+30BP	Cash Equivalent - 4.69%, 2045	**	468,319
	FNR 2016-11 CF 1MLIB+35BP	Cash Equivalent - 4.74%, 2046	**	885,553
	FNR 2016-40 AF 1MLIB+45BP	Mortgage - 3.62%, 2046	**	722,733
	FNR 2016-64 KF WM38 WC3.3381	Mortgage - 3.53%, 2046	**	685,352
	FNR 2016-82 FM 1MLIB+40BP	Mortgage - 3.60%, 2046	**	964,558
	FNR 2016-87 AF 1MLIB+40BP	Cash Equivalent - 3.48%, 2046	**	1,102,547
	FORDO 2022-D A4	Mortgage - 5.30%, 2028	**	1,826,347
	GA GLOBAL FUNDING TRUST 144A	Corporate - 1.00%, 2024	**	1,596,242
	GENERAL ELECTRIC COMPANY SNR S* ICE	Credit Default Swap - 1.00%, 2026	**	(333)
	GENERAL MOTORS COMPANY SNR S* ICE	Credit Default Swap - 5.00%, 2026	**	(3,018)
	GNMA II MULTPL SGL 30YR #MA3105M	Mortgage - 3.50%, 2045	**	1,227,690
	GOLDMAN SACHS GROUP INC SOFR	Corporate - 5.20%, 2027	**	381,321
	GOLDMAN SACHS GROUP INC SOFR SR UNSEC	Corporate - 1.43%, 2027	**	792,633
	GOLDMAN SACHS GROUP INC SR UNSEC	Corporate - 3.69%, 2028	**	3,793,896
	GSMS 2015-GC32 A3 WM15	Mortgage - 3.50%, 2048	**	781,617
	GSMS 2019-GSA1 AAB	Mortgage - 2.99%, 2052	**	1,828,855
	HARVEST OPERATIONS CORP UNSEC 144A	Corporate - 1.00%, 2024	**	1,230,558
	HAWAII ST-GB	Municipals - 0.85%, 2025	**	906,967
	HSBC HOLDINGS PLC SR UNSEC	Corporate - 3.97%, 2030	**	1,147,095
	HSBC HOLDINGS PLC SR UNSEC SOFR	Corporate - 5.21%, 2028	**	1,469,921
	HSBC HOLDINGS PLC SR UNSEC SOFR	Corporate - 2.87%, 2032	**	1,543,527
	HYUNDAI CAPITAL AMERICA SR UNSEC 144A	Corporate - 0.80%, 2023	**	1,187,530
	IMPERIAL BRANDS FIN PLC SR UNSEC 144A	Corporate - 3.13%, 2024	**	1,158,039
	JPMBB 2013-C17 ASB WM23 WC4.9082	Cash Equivalent - 3.71%, 2047	**	271,379
	JPMBB 2014-C22 ASB WM24 WC4.580566404	Cash Equivalent - 3.50%, 2047	**	499,697

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	JPMBB 2015-C27 ASB	Mortgage - 3.02%, 2048	**	741,275
	JPMORGAN CHASE & CO SR UNSEC	Corporate - 3.78%, 2028	**	2,650,092
	JPMORGAN CHASE & CO SR UNSEC SOFR	Corporate - 4.57%, 2030	**	1,420,079
	JPMORGAN CHASE & CO SR UNSEC SOFR	Corporate - 1.95%, 2032	**	619,620
	KKR GROUP FINAN CO XII 144A SR UNSEC	Corporate - 4.85%, 2032	**	754,557
	KOREA DEVELOPMENT BANK SRUNSEC	Cash Equivalent - 5.02%, 2023	**	1,605,816
	LA LOCAL GOVT ENVRN-A	Municipals - 4.28%, 2036	**	378,800
	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate - 3.57%, 2028	**	1,360,276
	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate - 4.55%, 2028	**	1,813,846
	LOS ANGELES CO REDEV	Cash Equivalent - 2.00%, 2023	**	1,869,233
	MITSUBISHI UFJ FIN GRP SR UNSEC	Corporate - 1.41%, 2025	**	1,827,241
	MIZUHO FINANCIAL GROUP SR UNSEC	Corporate - 2.17%, 2032	**	2,682,902
	MORGAN STANLEY SOFR SR UNSEC	Corporate - 2.24%, 2032	**	1,473,311
	MSBAM 2013-C13 ASB WM23 WC4.922172434	Cash Equivalent - 3.56%, 2046	**	146,576
	MSBAM 2014-C16 A4 WM23 C4.78111	Cash Equivalent - 3.60%, 2047	**	1,297,752
	MSBAM 2015-C20 ASB WM24 WC4.486757058	Cash Equivalent - 3.07%, 2048	**	387,976
	MSC 2021-L5 ASB	Mortgage - 2.43%, 2054	**	951,311
	NATWEST GROUP PLC SR UNSEC	Corporate - 4.89%, 2029	**	1,429,689
	NATWEST GROUP PLC SR UNSEC	Corporate - 1.64%, 2027	**	868,568
	NEW YORK ST URBAN DEV	Municipals - 1.35%, 2026	**	1,800,398
	NISSAN MOTOR CO SR UNSEC 144A	Corporate - 4.35%, 2027	**	1,100,176
	NYC TRANS FIN AUTH-B2	Cash Equivalent - 3.25%, 2023	**	910,590
	PACIFIC GAS & ELECTRIC	Corporate - 3.00%, 2028	**	521,283
	PACIFIC GAS & ELECTRIC	Corporate - 5.45%, 2027	**	693,417
	PACIFIC LIFE GF II SEC 144A SOFR	Corporate - 4.95%, 2026	**	673,744
	PROTECTIVE LIFE GLOBAL SEC 144A	Cash Equivalent - 1.08%, 2023	**	1,475,681
	REYNOLDS AMERICAN INC SR UNSEC SMR	Corporate - 4.45%, 2025	**	196,233
	SAN JOSE REDEV-A-T	Municipals - 3.13%, 2028	**	731,570
	SANTANDER HOLDINGS USA SR UNSEC	Corporate - 4.50%, 2025	**	1,091,398
	SANTANDER UK GROUP HLDGS SR UNSEC SOFR	Corporate - 1.67%, 2027	**	1,194,273
	SBA TOWER TRUST 144A	Corporate - 6.60%, 2052	**	1,713,029
	SBA TOWER TRUST NT SEC 144A 2A C	Corporate - 3.87%, 2049	**	1,532,363
	SLMA 2005-4 A3	Cash Equivalent - 4.48%, 2027	**	68,784
	SLMA 2005-7 A4 3MLIB+15BP	Cash Equivalent - 4.51%, 2029	**	195,506
	SOCIETE GENERALE SR NON-PREFERRED 144A	Corporate - 2.63%, 2025	**	1,327,862
	SOUTHERN CAL EDISON 1ST LIEN	Corporate - 0.70%, 2023	**	1,854,566
	STANDARD CHARTER SR UNSEC 144A	Corporate - 2.68%, 2032	**	1,059,195
	STANDARD CHARTERED PLC SR UNSEC 144A	Corporate - 1.21%, 2025	**	473,065

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	STIF FUND (EUR) (FIDELITY)	Cash Equivalent - 0.00%, 2030	**	1
	STIF FUND (GBP) (FIDELITY)	Cash Equivalent - 0.00%, 2030	**	1
	STIF FUND (USD) (FIDELITY)	Cash Equivalent - 4.51%, 2030	**	537,332
	SUMITOMO MITSUI FINL GRP SR UNSEC	Corporate - 2.45%, 2024	**	954,920
	SUNTORY HOLDINGS LTD SR UNSEC 144A	Corporate - 2.25%, 2024	**	1,600,566
	SUTTER HEALTH UNSEC	Corporate - 1.32%, 2025	**	821,392
	SVENSKA HANDELSBANKEN SR NPREFERRED 144A	Corporate - 1.42%, 2027	**	1,054,314
	TEXAS ELECTRIC MKT STABL SEC	Corporate - 4.27%, 2036	**	1,257,582
	TX TRANSPRTN COM-REF	Municipals - 4.00%, 2033	**	1,008,278
	U S TREASURY NOTE	US Treasury - 1.25%, 2028	**	603,939
	U S TREASURY NOTE	US Treasury - 0.38%, 2026	**	25,858,759
	U S TREASURY NOTE	US Treasury - 0.75%, 2028	**	1,707,975
	U S TREASURY NOTE	US Treasury - 4.38%, 2024	**	82,878,211
	U S TREASURY NOTE	US Treasury - 1.13%, 2028	**	8,700,610
	U S TREASURY REPO	Cash Equivalent - 4.32%, 2023	**	90,112,941
	UBS GROUP AG SR UNSEC 144A	Corporate - 2.10%, 2032	**	2,505,312
	UBS GROUP AG SR UNSEC 144A	Corporate - 4.70%, 2027	**	784,307
	UBSCM 2017-C7 ASB	Mortgage - 3.59%, 2050	**	1,533,481
	UNIV OF CALIFORNIA-BG	Municipals - 1.32%, 2027	**	1,209,837
	UT ST-BABS-B	Municipals - 3.54%, 2025	**	1,965,622
	VERIZON COMMUNICATIONS INC SNR S* ICE	Credit Default Swap - 1.00%, 2027	**	131
	VM CASH CCP ICE BOS USD	Cash Equivalent - 0.01%, 2060	**	97,869
	VM CASH CCP ICE GSC USD	Cash Equivalent - 4.23%, 2060	**	247,341
	VM CASH CCP ICE SAL USD	Cash Equivalent - 0.00%, 2060	**	206,322
	VM CASH FUT DOM BOS USD	Cash Equivalent - 4.23%, 2060	**	149,588
	WELLS FARGO & COMPANY SR UNSEC	Corporate - 3.55%, 2025	**	2,810,065
	WELLS FARGO & COMPANY SR UNSEC	Corporate - 3.00%, 2026	**	1,551,316
	WFCM 2015-C26 ASB WM15	Cash Equivalent - 2.99%, 2048	**	627,662
	WFCM 2015-C29 ASB WM15	Cash Equivalent - 3.40%, 2048	**	713,108
	WFCM 2015-C30 ASB WM25 WC4.53	Mortgage - 3.41%, 2058	**	831,793
	WFCM 2016-C35 ASB WM16 WC0.0	Mortgage - 2.79%, 2048	**	933,902
	WFCM 2017-C42 ASB	Mortgage - 3.49%, 2050	**	1,439,722
	WFCM 2018-C44 A5	Mortgage - 4.21%, 2051	**	1,429,775
	WISCONSIN ST GEN FUND	Municipals - 1.49%, 2029	**	817,293

	Capital Preservation Fund Total			$430,776,503

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	ARTISAN MIDCAP INVESTOR FUND
	BBF STIF	MONEY MARKET FUND	**	$5,280,608
	ADVANCED DRAINAGE SYSTEMS INC	COMMON STOCKS	**	473,705
	AGILENT TECHNOLOGIES INC	COMMON STOCKS	**	3,169,587
	APTIV PLC	COMMON STOCKS	**	816,564
	ARGENX SE SPONSORED ADR	COMMON STOCKS	**	4,461,102
	ARISTA NETWORKS INC	COMMON STOCKS	**	2,528,813
	ARTHUR J GALLAGHAR AND CO	COMMON STOCKS	**	576,178
	ASCENDIS PHARMA AS SPON ADR	COMMON STOCKS	**	4,626,162
	ATLASSIAN CORP PLC CLS A	COMMON STOCKS	**	2,934,290
	BENTLEY SYS INC CL B	COMMON STOCKS	**	888,555
	BILL HOLDINGS INC	COMMON STOCKS	**	1,769,619
	BIONTECH SE ADR	COMMON STOCKS	**	1,538,103
	CATALENT INC	COMMON STOCKS	**	2,950,991
	CERIDIAN HCM HLDG INC	COMMON STOCKS	**	921,194
	CHIPOTLE MEXICAN GRILL INC	COMMON STOCKS	**	3,410,450
	CNH INDUSTRIAL NV	COMMON STOCKS	**	1,777,489
	COOPER COMPANIES INC	COMMON STOCKS	**	1,053,515
	COSTAR GROUP INC	COMMON STOCKS	**	1,753,792
	DATADOG INC CL A	COMMON STOCKS	**	1,653,750
	DEXCOM INC	COMMON STOCKS	**	1,947,162
	DOLLAR TREE INC	COMMON STOCKS	**	731,811
	ENVISTA HOLDINGS CORP	COMMON STOCKS	**	1,245,824
	ETSY INC	COMMON STOCKS	**	1,387,532
	EXACT SCIENCES CORP	COMMON STOCKS	**	860,137
	FIRST REPUBLIC BANK	COMMON STOCKS	**	1,750,340
	FIVE BELOW INC	COMMON STOCKS	**	1,512,239
	FORTIVE CORP	COMMON STOCKS	**	1,876,871
	GENMAB AS SP ADR	COMMON STOCKS	**	580,860
	GLOBAL PAYMENTS INC	COMMON STOCKS	**	4,105,194
	GLOBAL-E ONLINE LTD	COMMON STOCKS	**	717,612
	HALOZYME THERAPEUTICS INC	COMMON STOCKS	**	1,013,048
	HUBSPOT INC	COMMON STOCKS	**	4,485,274
	INGERSOLL RAND INC	COMMON STOCKS	**	3,518,567
	IRHYTHM TECHNOLOGIES INC	COMMON STOCKS	**	773,152
	LATTICE SEMICONDUCTOR CORP	COMMON STOCKS	**	4,459,008
	LPL FINL HLDGS INC	COMMON STOCKS	**	1,288,373
	LULULEMON ATHLETICA INC	COMMON STOCKS	**	1,918,435

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	MARVELL TECHNOLOGY INC	COMMON STOCKS	**	572,675
	MATCH GROUP INC	COMMON STOCKS	**	686,494
	MONOLITHIC POWER SYS INC	COMMON STOCKS	**	2,007,444
	MSCI INC	COMMON STOCKS	**	2,828,234
	NASDAQ INC	COMMON STOCKS	**	3,607,073
	ON SEMICONDUCTOR CORP	COMMON STOCKS	**	2,950,350
	REPLIGEN	COMMON STOCKS	**	1,630,286
	RYAN SPECIALTY HOLDINGS INC	COMMON STOCKS	**	1,331,350
	SAIA INC	COMMON STOCKS	**	571,378
	SHOPIFY INC CL A	COMMON STOCKS	**	735,922
	SVB FINL GROUP	COMMON STOCKS	**	1,325,837
	SYNOPSYS INC	COMMON STOCKS	**	2,957,583
	TAKE-TWO INTERACTV SOFTWR INC	COMMON STOCKS	**	904,473
	TELEDYNE TECHNOLOGIES INC	COMMON STOCKS	**	2,293,884
	TRADEWEB MARKETS INC A	COMMON STOCKS	**	1,414,695
	TREX CO INC	COMMON STOCKS	**	710,213
	TYLER TECHNOLOGIES INC	COMMON STOCKS	**	1,871,590
	VEEVA SYS INC CL A	COMMON STOCKS	**	5,291,005
	VERISK ANALYTICS INC	COMMON STOCKS	**	646,756
	WEST PHARMACEUTICAL SVCS INC	COMMON STOCKS	**	2,792,428
	ZOOMINFO TECHNOLOGIES INC	COMMON STOCKS	**	1,654,576
	ZSCALER INC	COMMON STOCKS	**	2,929,431

	Artisan Midcap Investor Fund Total			$118,469,583

	METWEST TOTAL RETURN FUND
	BBH STIF FUND	MONEY MARKET FUND	**	$7,665,913
	ACE SEC CORP HOME EQUITY LN TR 1ML+64	ASSET BACKED SECURITIES - Variable , 2034	**	571,928
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	CORPORATE DEBT - 3.30%, 2032	**	543,324
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	CORPORATE DEBT - 3.88%, 2028	**	85,438
	AGL CLO 7 LTD 3ML+170 144A	ASSET BACKED SECURITIES - Variable, 2034	**	554,383
	AIG CLO 2019-2 LTD 3ML+160 144A	ASSET BACKED SECURITIES - Variable, 2033	**	576,743
	AIMCO CLO 11 LTD 3ML+113 144A	ASSET BACKED SECURITIES - Variable, 2034	**	267,687
	AIR LEASE CORP	CORPORATE DEBT - 3.25%, 2025	**	256,203
	AIR LEASE CORP	CORPORATE DEBT - 5.85%, 2027	**	89,898

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	AJAX MORTGAGE LOAN TRUST 2019-D A1	ASSET BACKED SECURITIES - 2.96%, 2065	**	494,699
	ALIMENTATION COUCHE-TARD INC 144A	CORPORATE DEBT - 3.55%, 2027	**	406,679
	AMERICAN AIRLS 2013-1A	ASSET BACKED SECURITIES - 4.00%, 2027	**	151,370
	AMERICAN ASSETS TRUST LP	CORPORATE DEBT - 3.38%, 2031	**	158,637
	AMMC CLO 19 LTD / AMMC CLO 19 CORP 3ML+114 144A	ASSET BACKED SECURITIES - Variable, 2028	**	125,032
	ANGEL OAK MORTGAGE TRUST 2022-6 144A	MTGE BACKED SECURITIES - 4.30%, 2067	**	420,995
	ANGEL OAK MORTGAGE TRUST LLC 144A	MTGE BACKED SECURITIES - Variable , 2067	**	733,776
	ANGEL OAK MTG TR 2021-7 A1 144A	MTGE BACKED SECURITIES - 1.98%, 2033	**	96,253
	ANHEUSER-BUSCH COS LLC	CORPORATE DEBT - 4.70%, 2036	**	82,167
	AON CORP / AON GLOBAL HOLDINGS PLC	CORPORATE DEBT - 3.90%, 2052	**	81,030
	AREIT 2019-CRE3 TRUST SOFR30A+138.448 144A	MTGE BACKED SECURITIES - Variable, 2036	**	32,278
	AT&T INC	CORPORATE DEBT - 3.80%, 2057	**	114,529
	AT&T INC	CORPORATE DEBT - 4.30%, 2042	**	41,020
	AT&T INC	CORPORATE DEBT - 4.85%, 2039	**	107,351
	AT&T INC	CORPORATE DEBT - 5.25%, 2037	**	409,490
	ATHENE GLOBAL FUNDING 8 144A	CORPORATE DEBT - 1.99%, 2028	**	442,515
	ATHENE GLOBAL FUNDING 144A	CORPORATE DEBT - 2.72%, 2029	**	24,773
	ATHENE GLOBAL FUNDING 144A	CORPORATE DEBT - 3.21%, 2027	**	98,020
	AVOLON HOLDINGS FUNDING LTD 144A	CORPORATE DEBT - 2.53%, 2027	**	237,391
	AVOLON HOLDINGS FUNDING LTD 144A	CORPORATE DEBT - 2.88%, 2025	**	286,367
	BAMLL COMMERCIAL MORTGAGE SECURITIES TRUST 2018-PARK 44A	MTGE BACKED SECURITIES - Variable, 2038	**	288,246
	BANK OF AMERICA CORP	CORPORATE DEBT - 2.69%, 2032	**	52,025
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 1.92%, 2031	**	175,694
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 2.09%, 2029	**	568,009
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 2.30%, 2032	**	100,114
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 2.57%, 2032	**	152,724
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 2.59%, 2031	**	61,083
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 2.97%, 2033	**	80,562
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 3.36%, 2026	**	758,018
	BANK OF AMERICA CORPORATION	CORPORATE DEBT - 3.97%, 2029	**	96,886
	BAT CAPITAL CORP	CORPORATE DEBT - 4.39%, 2037	**	194,375
	BAT CAPITAL CORP	CORPORATE DEBT - 4.54%, 2047	**	402,747
	BAYER US FIN II LLC 144A	CORPORATE DEBT - 4.25%, 2025	**	101,737
	BAYER US FIN II LLC 144A	CORPORATE DEBT - 4.38%, 2028	**	159,582
	BAYER US FIN II LLC 144A	CORPORATE DEBT - 4.63%, 2038	**	274,071
	BAYER US FIN II LLC 144A	CORPORATE DEBT - 4.88%, 2048	**	168,139

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BEAR STEARNS ARM TR CSTR	MTGE BACKED SECURITIES - Variable, 2033	**	216,493
	BERRY GLOBAL INC	CORPORATE DEBT - 1.57%, 2026	**	302,877
	BERRY GLOBAL INC	CORPORATE DEBT - 1.65%, 2027	**	64,145
	BFLD TR 2019-DPLO 1ML+109 144A	MTGE BACKED SECURITIES - Variable, 2037	**	670,101
	BOEING CO	CORPORATE DEBT - 1.17%, 2023	**	268,963
	BROADCOM INC 144A	CORPORATE DEBT - 3.42%, 2033	**	160,342
	BX COML MTG TR 2022-CSMO TSFR1M+211.48	MTGE BACKED SECURITIES - Variable, 2027	**	410,889
	BX TR 2019-OC11 144A	MTGE BACKED SECURITIES - 3.20%, 2041	**	109,007
	CALI MTG TR 2019-101C 144A	MTGE BACKED SECURITIES - 3.66%, 2039	**	198,659
	CAPITAL ONE FINANCIAL CORP	CORPORATE DEBT - 3.27%, 2030	**	260,766
	CEDAR FDG XII CLO LTD / CEDAR FDG XII CLO LLC 3ML+113 144A	ASSET BACKED SECURITIES - Variable, 2034	**	582,415
	CHARTER COMMUNICATIONS	CORPORATE DEBT - 4.80%, 2050	**	228,674
	CHARTER COMMUNICATIONS	CORPORATE DEBT - 5.25%, 2053	**	162,087
	CHARTER COMMUNICATIONS	CORPORATE DEBT - 5.75%, 2048	**	81,869
	CITIGROUP INC	CORPORATE DEBT - 2.56%, 2032	**	292,102
	CITIGROUP INC	CORPORATE DEBT - 2.57%, 2031	**	222,417
	CITIGROUP INC	CORPORATE DEBT - 2.98%, 2030	**	109,307
	CITIGROUP INC	CORPORATE DEBT - 3.07%, 2028	**	94,661
	CITIGROUP INC	CORPORATE DEBT - 4.41%, 2031	**	188,251
	CITIGROUP INC SOFR3+0	CORPORATE DEBT - 3.06%, 2033	**	371,227
	COLLEGIATE FDG SVCS ED LN TR 3ML+20	ASSET BACKED SECURITIES - Variable, 2035	**	759,046
	COMM 2020-CX MORTGAGE TRUST 144A	MTGE BACKED SECURITIES - 2.17%, 2046	**	416,114
	COMMONSPIRIT HEALTH	CORPORATE DEBT - 2.78%, 2030	**	280,440
	CONNECTICUT AVE SECS TR 2021-R03 SOFR30A+165 144A	MTGE BACKED SECURITIES - Variable, 2041	**	471,354
	CPT MORTGAGE TRUST 2019 144A	MTGE BACKED SECURITIES - 2.87%, 2039	**	195,724
	CREDIT SUISSE GRP AG 144A4A	CORPORATE DEBT - 1.31%, 2027	**	211,651
	CREDIT SUISSE GRP AG 144A	CORPORATE DEBT - 3.09%, 2032	**	300,562
	CREDIT SUISSE GRP AG 144A	CORPORATE DEBT - 6.54%, 2033	**	758,945
	CREDIT SUISSE GRP AG 144A	CORPORATE DEBT - 9.02%, 2033	**	143,341
	CSMC 2018-RPL9 TR 144A	MTGE BACKED SECURITIES - 3.85%, 2057	**	377,057
	CVS HEALTH CORP	CORPORATE DEBT - 5.05%, 2048	**	359,018
	CVS HEALTH CORP	CORPORATE DEBT - 5.13%, 2045	**	132,154
	DC OFFICE TRUST 2019 144A	MTGE BACKED SECURITIES - 2.97%, 2045	**	211,062

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	DUKE ENERGY CAROLINAS LLC	CORPORATE DEBT - 3.75%, 2045	**	310,324
	DUKE ENERGY PROGRESS LLC	CORPORATE DEBT - 4.20%, 2045	**	209,095
	ENERGY TRANSFER LP	CORPORATE DEBT - 5.15%, 2045	**	361,697
	ENERGY TRANSFER LP	CORPORATE DEBT - 5.40%, 2047	**	401,505
	EXTRA SPACE STORAGE LP	CORPORATE DEBT - 2.35%, 2032	**	79,454
	EXTRA SPACE STORAGE LP	CORPORATE DEBT - 3.90%, 2029	**	24,185
	FARMERS EXCHANGE CAP III 144A	CORPORATE DEBT - 5.45%, 2054	**	200,696
	FARMERS INSURANCE EXCHANGE 144A	CORPORATE DEBT - 4.75%, 2057	**	241,165
	FEDERAL NAT MTG ASN GTD REM PA 1ML+50	ASSET BACKED SECURITIES - Variable , 2050	**	264,137
	FEDERAL NAT MTG ASN GTD REM PA	MTGE BACKED SECURITIES - 4.00%, 2047	**	55,958
	FEDERAL NATL MTG AS GTD RE PTT 2018-55 PA	MTGE BACKED SECURITIES - 3.50%, 2048	**	25,433
	FEDERAL NATL MTG AS GTD RE PTT	MTGE BACKED SECURITIES - 3.00%, 2047	**	128,642
	FEDERAL NATL MTG AS GTD RE PTT CT	MTGE BACKED SECURITIES - 3.00%, 2048	**	136,486
	FEDERAL NATL MTG AS GTD RE PTT PA	MTGE BACKED SECURITIES - 3.50%, 2047	**	150,967
	FHLG 15YR	MTGE BACKED SECURITIES - 2.50%, 2032	**	105,085
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	49,273
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	79,512
	FHLG 15YR	MTGE BACKED SECURITIES - 3.00%, 2033	**	17,483
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2034	**	176,024
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2033	**	160,667
	FHLG 15YR	MTGE BACKED SECURITIES - 3.50%, 2033	**	50,016
	FHLG 20YR	MTGE BACKED SECURITIES - 3.00%, 2038	**	96,321
	FHLG 30YR	MTGE BACKED SECURITIES - 2.00%, 2052	**	739,693
	FHLG 30YR	MTGE BACKED SECURITIES - 2.00%, 2052	**	373,643
	FHLG 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	700,505
	FHLG 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	877,021
	FHLG 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	739,301
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	15,967

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	315,152
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	173,220
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	120,563
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	239,659
	FHLG 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	89,133
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	162,076
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	27,485
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	320,914
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	605,205
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2045	**	610,282
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	638,169
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	23,089
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	217,758
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	447,118
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2046	**	74,014
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	24,522
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	603,539
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	113,140
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	73,287
	FHLG 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	66,667
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2045	**	276,039
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2048	**	658,112
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	39,815
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2048	**	46,918
	FHLG 30YR	MTGE BACKED SECURITIES - 4.00%, 2045	**	437,662
	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	46,255

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	74,090
	FHLG 30YR	MTGE BACKED SECURITIES - 5.00%, 2048	**	11,295
	FNMA 15YR	MTGE BACKED SECURITIES - 3.00%, 2032	**	73,753
	FNMA 20YR	MTGE BACKED SECURITIES - 2.00%, 2040	**	770,179
	FNMA 20YR	MTGE BACKED SECURITIES - 2.00%, 2040	**	672,770
	FNMA 30YR	MTGE BACKED SECURITIES - 2.00%, 2052	**	589,749
	FNMA 30YR	MTGE BACKED SECURITIES - 2.00%, 2052	**	749,730
	FNMA 30YR	MTGE BACKED SECURITIES - 2.00%, 2051	**	133,424
	FNMA 30YR	MTGE BACKED SECURITIES - 2.00%, 2051	**	1,648,307
	FNMA 30YR	MTGE BACKED SECURITIES - 2.46%, 2040	**	286,353
	FNMA 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	716,343
	FNMA 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	461,253
	FNMA 30YR	MTGE BACKED SECURITIES - 2.50%, 2052	**	868,298
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2047	**	98,774
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2052	**	865,119
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2049	**	417,517
	FNMA 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	322,503
	FNMA 30YR	MTGE BACKED SECURITIES - 3.39%, 2029	**	277,318
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	14,098
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2048	**	182,082
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2047	**	70,680
	FNMA 30YR	MTGE BACKED SECURITIES - 3.50%, 2045	**	249,320
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	54,406
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	50,461
	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2047	**	258,371

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA 30YR	MTGE BACKED SECURITIES - 4.00%, 2043	**	100,785
	FNMA 30YR	MTGE BACKED SECURITIES - 4.50%, 2047	**	994,757
	FREDDIE MAC REMICS 2018-4846 PA	MTGE BACKED SECURITIES - 4.00%, 2047	**	32,507
	FREDDIE MAC STACR REMIC TRUST 2022-DNA7 M1B SOFR30A+500 144A	ASSET BACKED SECURITIES - Variable, 2052	**	239,505
	FRESENIUS MEDICAL CARE US FINANCE III INC 144A	CORPORATE DEBT - 1.88%, 2026	**	195,037
	FUTURES CASH COLLATERAL	CASH COLLATERAL	**	1,002,000
	GALLAGHER (ARTHUR J.) & CO	CORPORATE DEBT - 3.05%, 2052	**	82,205
	GLOBAL PAYMENTS INC	CORPORATE DEBT - 5.30%, 2029	**	333,536
	GLP CAP LP / GLP FING II INC	CORPORATE DEBT - 4.00%, 2030	**	85,830
	GLP CAP LP / GLP FING II INC	CORPORATE DEBT - 4.00%, 2031	**	2,573
	GLP CAP LP / GLP FING II INC	CORPORATE DEBT - 5.30%, 2029	**	335,951
	GLP CAP LP / GLP FING II INC	CORPORATE DEBT - 5.38%, 2026	**	318,847
	GNII 30YR	MTGE BACKED SECURITIES - 3.00%, 2046	**	115,233
	GNII 30YR	MTGE BACKED SECURITIES - 3.50%, 2049	**	9,168
	GNII II	MTGE BACKED SECURITIES - 2.50%, 2053	**	1,797,455
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2047	**	285,111
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2047	**	40,874
	GNII II	MTGE BACKED SECURITIES - 3.00%, 2046	**	242,695
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2048	**	192,070
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	124,455
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	135,431
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2047	**	185,695
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	33,696
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	127,147
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2046	**	59,137
	GNII II	MTGE BACKED SECURITIES - 3.50%, 2047	**	37,371
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	167,484
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	132,433

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GNII II	MTGE BACKED SECURITIES - 4.00%, 2048	**	75,065
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2047	**	88,597
	GNII II	MTGE BACKED SECURITIES - 4.00%, 2047	**	29,090
	GNII II	MTGE BACKED SECURITIES - 4.50%, 2047	**	229,062
	GNII II	MTGE BACKED SECURITIES - 4.50%, 2047	**	107,652
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2047	**	46,866
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2046	**	146,770
	GNII II	MTGE BACKED SECURITIES - 5.00%, 2044	**	119,759
	GOLDENTREE LOAN OPPORTUNITIES IX LTD 3ML+111 144A	ASSET BACKED SECURITIES - Variable, 2029	**	514,391
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - 0.93%, 2024	**	86,220
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - 1.54%, 2027	**	103,515
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - 1.99%, 2032	**	114,272
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - 2.38%, 2032	**	345,279
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - 2.65%, 2032	**	177,653
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - 3.20%, 2023	**	219,448
	GOLDMAN SACHS GROUP INC	CORPORATE DEBT - 1.43%, 2027	**	508,607
	GOVERNMENT NAT MTG AS REMIC PT	MTGE BACKED SECURITIES - 2.63%, 2039	**	339,725
	GOVERNMENT NATL MTG ASN MLFY R	MTGE BACKED SECURITIES - 3.50%, 2048	**	124,379
	GS MTG BACKED SECS TR 2018-RPL1 A1A	MTGE BACKED SECURITIES - 3.75%, 2057	**	349,285
	GS MTG SECS CORP TR 2021-ARDN 1ML+125144A	MTGE BACKED SECURITIES - Variable, 2036	**	774,432
	GS MTG-BACKED SECS TR 2022-PJ6 144A4A	MTGE BACKED SECURITIES - 3.00%, 2053	**	829,492
	GSAA 05-6 M1 1ML+43	ASSET BACKED SECURITIES - Variable, 2035	**	330,247
	HCA INC	CORPORATE DEBT - 2.38%, 2031	**	81,735
	HCA INC	CORPORATE DEBT - 3.27%, 2032	**	169,231
	HCA INC	CORPORATE DEBT - 4.63%, 2032	**	19,457
	HCA INC	CORPORATE DEBT - 5.13%, 2039	**	205,800
	HCA INC	CORPORATE DEBT - 5.25%, 2049	**	298,099
	HCA INC	CORPORATE DEBT - 5.38%, 2026	**	193,005
	HEALTHCARE TRUST OF AMERICA HOLDINGS LP	CORPORATE DEBT - 2.05%, 2031	**	3,655
	HEALTHCARE TRUST OF AMERICA HOLDINGS LP	CORPORATE DEBT - 3.10%, 2030	**	133,594

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	HEALTHCARE TRUST OF AMERICA HOLDINGS LP	CORPORATE DEBT - 3.63%, 2028	**	37,239
	HEALTHCARE TRUST OF AMERICA HOLDINGS LP	CORPORATE DEBT - 3.88%, 2025	**	214,832
	HSBC HOLDINGS PLC	CORPORATE DEBT - 2.01%, 2028	**	321,785
	HSBC HOLDINGS PLC	CORPORATE DEBT - 2.21%, 2029	**	254,262
	HSBC HOLDINGS PLC	CORPORATE DEBT - 2.80%, 2032	**	321,077
	HSBC HOLDINGS PLC	CORPORATE DEBT - 4.76%, 2028	**	160,685
	HUDSON PAC PPTYS LP	CORPORATE DEBT - 3.25%, 2030	**	34,108
	HUDSON PAC PPTYS LP	CORPORATE DEBT - 5.95%, 2028	**	121,373
	HUDSON YDS 2019-30HY MTG TR A 144A	MTGE BACKED SECURITIES - 3.23%, 2039	**	189,571
	HUDSON YDS 2019-55HY MTG TR 144AA	MTGE BACKED SECURITIES - Variable, 2041	**	222,541
	HVMLT 2005-9 2A1A 1ML+34	MTGE BACKED SECURITIES - Variable, 2035	**	344,904
	IMPERIAL BRANDS FINANCE PLC 144A	CORPORATE DEBT - 3.13%, 2024	**	210,316
	IMPERIAL BRANDS FINANCE PLC 144A	CORPORATE DEBT - 3.50%, 2023	**	214,326
	INDIANA MICHIGAN POWER CO	CORPORATE DEBT - 4.55%, 2046	**	167,153
	INTERNATIONAL FLAVS & FRAG INC 144A	CORPORATE DEBT - 2.30%, 2030	**	87,271
	INTERNATIONAL FLAVS & FRAG INC	CORPORATE DEBT - 5.00%, 2048	**	76,419
	INTERNATIONAL TRANSMISSION CO	CORPORATE DEBT - 4.63%, 2043	**	519,564
	INVITATION HOMES OPERATING PARTNERSHIP LP	CORPORATE DEBT - 2.00%, 2031	**	22,170
	INVITATION HOMES OPERATING PARTNERSHIP LP	CORPORATE DEBT - 4.15%, 2032	**	153,105
	J P MORGAN MTG TR 2021-12 144A	MTGE BACKED SECURITIES - 2.50%, 2052	**	819,601
	J.P. MORGAN MORTGAGE TRUST 2021-14 144A	MTGE BACKED SECURITIES - 2.50%, 2052	**	835,390
	JBS USA LUX SA / JBS FOOD CO / JBS USA FINANCE INC 144A	CORPORATE DEBT - 3.00%, 2029	**	157,252
	JBS USA LUX SA / JBS FOOD CO / JBS USA FINANCE INC 144A	CORPORATE DEBT - 3.00%, 2032	**	38,343
	JBS USA LUX SA / JBS FOOD CO / JBS USA FINANCE INC 144A	CORPORATE DEBT - 6.50%, 2052	**	209,399
	JP MORGAN CHASE COML MTG SECS TR 2013-C10	MTGE BACKED SECURITIES - 3.40%, 2039	**	187,231
	JP MORGAN MORTGAGE TRUST 2021-13 A3 144A	MTGE BACKED SECURITIES - 2.50%, 2052	**	775,754
	JPMORGAN CHASE & CO	CORPORATE DEBT - 0.97%, 2025	**	172,451
	JPMORGAN CHASE & CO	CORPORATE DEBT - 1.58%, 2027	**	439,331
	JPMORGAN CHASE & CO	CORPORATE DEBT - 2.01%, 2026	**	347,083
	JPMORGAN CHASE & CO	CORPORATE DEBT - 2.55%, 2032	**	173,895
	JPMORGAN CHASE & CO	CORPORATE DEBT - 2.58%, 2032	**	360,468
	JPMORGAN CHASE & CO	CORPORATE DEBT - 2.74%, 2030	**	100,634

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	JPMORGAN CHASE & CO	CORPORATE DEBT - 2.95%, 2028	**	126,644
	JPMORGAN CHASE & CO	CORPORATE DEBT - 3.96%, 2027	**	162,052
	KINDER MORGAN INC DEL	CORPORATE DEBT - 5.55%, 2045	**	132,213
	KRAFT HEINZ FOODS CO	CORPORATE DEBT - 4.88%, 2049	**	448,452
	LCM XIX LTD PARTNERSHIP/LLC 3ML+124 144A	ASSET BACKED SECURITIES - Variable, 2027	**	69,799
	LIFE STORAGE LP	CORPORATE DEBT - 2.40%, 2031	**	153,860
	LLOYDS BANKING GROUP PLC	CORPORATE DEBT - 1.63%, 2027	**	359,201
	LLOYDS BANKING GROUP PLC	CORPORATE DEBT - 3.87%, 2025	**	203,252
	MACQUARIE GROUP LTD144A	CORPORATE DEBT - 2.87%, 2033	**	260,842
	MACQUARIE GROUP LTD144A	CORPORATE DEBT - 4.44%, 2033	**	117,166
	MAGALLANES INC 144A	CORPORATE DEBT - 4.28%, 2032	**	37,069
	MAGALLANES INC 144A	CORPORATE DEBT - 5.05%, 2042	**	328,985
	MAGALLANES INC 144A	CORPORATE DEBT - 5.14%, 2052	**	335,858
	MET WEST:FLT RT INC;I	MUTUAL FUNDS	**	2,922,518
	MET WEST:HIGH YLD BD;I	MUTUAL FUNDS	**	1,581,247
	MHL 05-2 1A1 1ML+27	MTGE BACKED SECURITIES - Variable, 2035	**	60,795
	MKT 2020-525M MTG TR 2.694% 144A	MTGE BACKED SECURITIES - 2.69%, 2040	**	141,106
	MLCC 2004-A A1 1ML+23	MTGE BACKED SECURITIES - Variable, 2029	**	123,029
	MORGAN STANLEY	CORPORATE DEBT - 1.16%, 2025	**	722,602
	MORGAN STANLEY	CORPORATE DEBT - 1.93%, 2032	**	120,724
	MORGAN STANLEY	CORPORATE DEBT - 2.48%, 2036	**	217,539
	MORGAN STANLEY	CORPORATE DEBT - 2.51%, 2032	**	164,338
	MORGAN STANLEY CAPITAL I INC 1ML+29	ASSET BACKED SECURITIES - Variable, 2036	**	470,303
	MORGAN STANLEY	CORPORATE DEBT - 1.59%, 2027	**	307,032
	MORTGAGEIT TR 2005-5 A1 STEP	MTGE BACKED SECURITIES - Variable, 2035	**	245,823
	NATIONWIDE BUILDING SOC(UNGTD)	CORPORATE DEBT - 2.97%, 2028	**	175,799
	NATIONWIDE BUILDING SOC(UNGTD) 144A	CORPORATE DEBT - 4.36%, 2024	**	118,430
	NATIONWIDE BUILDING SOC(UNGTD) STEP 144A	CORPORATE DEBT - Variable , 2024	**	422,669
	NATIONWIDE MUTUAL INSURANCE CO 3ML+0 144A	CORPORATE DEBT - Variable , 2024	**	398,947
	NAVIENT STUDENT LN TR 2015-2 1ML+57	ASSET BACKED SECURITIES - Variable, 2040	**	792,221
	NEW YORK ST DORM AUTH ST PERS IT REV BUILD AMERICABONDS	MUNICIPAL BONDS - 5.29%, 2033	**	504,915
	NY MTA TRANSP	MUNICIPAL BONDS - 5.18%, 2049	**	38,835
	NY NYC TRANS	MUNICIPAL BONDS - 5.51%, 2037	**	251,472
	NYU LANGONE HOSPITALS	CORPORATE DEBT - 4.78%, 2044	**	449,624

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	ONE BRYANT PK TR 2019-OBP 144A	MTGE BACKED SECURITIES - 2.52%, 2054	**	274,884
	ORACLE CORP	CORPORATE DEBT - 2.80%, 2027	**	109,199
	ORACLE CORP	CORPORATE DEBT - 2.88%, 2031	**	33,165
	ORACLE CORP	CORPORATE DEBT - 3.95%, 2051	**	314,186
	ORACLE CORP	CORPORATE DEBT - 6.90%, 2052	**	112,332
	PALMER SQUARE CLO LTD TSFR3M+132 144A	ASSET BACKED SECURITIES - Variable, 2035	**	584,151
	PARK AEROSPACE HOLDINGS LTD 144A	CORPORATE DEBT - 4.50%, 2023	**	169,581
	PARK AEROSPACE HOLDINGS LTD 144A	CORPORATE DEBT - 5.50%, 2024	**	88,826
	PARK AVE INSTL ADVISERS CLO LTD 2021-1	ASSET BACKED SECURITIES - Variable, 2034	**	537,406
	PETROLEOS MEXICANOS	CORPORATE DEBT - 6.35%, 2048	**	11,534
	PETROLEOS MEXICANOS	CORPORATE DEBT - 6.75%, 2047	**	296,149
	PETROLEOS MEXICANOS	CORPORATE DEBT - 6.95%, 2060	**	91,749
	PHEAA STUDENT LOAN TRUST 2015-1 1ML 144A	ASSET BACKED SECURITIES - Variable, 2041	**	301,481
	PHYSICIANS REALTY LP	CORPORATE DEBT - 2.63%, 2031	**	70,249
	PILGRIMS PRIDE CORP NEW 144A	CORPORATE DEBT - 3.50%, 2032	**	78,250
	PLAINS ALL AM PIPELN/PAA FIN C	CORPORATE DEBT - 3.55%, 2029	**	130,060
	PNC FINANCIAL SERVICES GRP INC SFRIX	CORPORATE DEBT - 6.04%, 2033	**	140,548
	POTOMAC ELECTRIC POWER CO	CORPORATE DEBT - 3.60%, 2024	**	245,743
	PROGRESS RESIDENTIAL 2019-SFR4 TR 144A	ASSET BACKED SECURITIES - 3.14%, 2036	**	483,425
	PROGRESS RESIDENTIAL TRUST 2021-SFR8 144A	ASSET BACKED SECURITIES - 2.08%, 2038	**	453,073
	RAMP SER 2006 EFC2 TR 1ML+22	ASSET BACKED SECURITIES - Variable, 2036	**	582,291
	RBSCF 2013-GSP A CSTR	MTGE BACKED SECURITIES - Variable, 2032	**	423,492
	REYNOLDS AMERICAN INC	CORPORATE DEBT - 5.70%, 2035	**	27,080
	REYNOLDS AMERICAN INC	CORPORATE DEBT - 5.85%, 2045	**	170,359
	ROCKFORD TOWER CLO 2019-1 LTD	ASSET BACKED SECURITIES - Variable, 2034	**	581,860
	ROCKIES EXPRESS PIPELINE LLC 144A	CORPORATE DEBT - 4.80%, 2030	**	219,989
	ROCKIES EXPRESS PIPELINE LLC 144A	CORPORATE DEBT - 4.95%, 2029	**	269,205
	ROYAL BK SCOTLND GRP PLC(UNGTD) 3ML+176.2	CORPORATE DEBT - Variable , 2025	**	410,709
	SABINE PASS LIQUEFACTION LLC	CORPORATE DEBT - 4.50%, 2030	**	125,134
	SAN FRANCISCO W	MUNICIPAL BONDS - 2.83%, 2041	**	167,788
	SANTANDER UK GROUP HOLDINGS PLC	CORPORATE DEBT - 1.09%, 2025	**	429,785
	SANTANDER UK GROUP HOLDINGS PLC	CORPORATE DEBT - 1.53%, 2026	**	184,986
	SANTANDER UK GROUP HOLDINGS PLC	CORPORATE DEBT - 3.37%, 2024	**	360,000
	SEQUOIA MTG TR	MTGE BACKED SECURITIES - Variable, 2034	**	305,843

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	SLC STUDENT LN TR 2008-1	ASSET BACKED SECURITIES - Variable, 2032	**	624,049
	SLM STUDENT LN TR 2008	ASSET BACKED SECURITIES - Variable, 2029	**	362,506
	SLM STUDENT LN TR 2008 5	ASSET BACKED SECURITIES - Variable, 2029	**	377,759
	SLM STUDENT LN TR 2008-2	ASSET BACKED SECURITIES - Variable, 2029	**	153,479
	SLM STUDENT LN TR 2008-4	ASSET BACKED SECURITIES - Variable, 2029	**	234,876
	SLM STUDENT LN TR 2008-8	ASSET BACKED SECURITIES - Variable, 2029	**	220,942
	SLM STUDENT LN TR 2012-1	ASSET BACKED SECURITIES - Variable, 2038	**	314,172
	SLM STUDENT LN TR 2012-7	ASSET BACKED SECURITIES - Variable, 2026	**	322,966
	SLM STUDENT LN TR	ASSET BACKED SECURITIES - Variable, 2041	**	934,854
	SLMA 2007-7 A4	ASSET BACKED SECURITIES - Variable, 2022	**	293,345
	SLMA 2008-6 A4	ASSET BACKED SECURITIES - Variable, 2023	**	231,729
	SLMA 2008-9	ASSET BACKED SECURITIES - Variable, 2043	**	471,664
	SPRINT SPECTRUM CO LLC	CORPORATE DEBT - 4.74%, 2029	**	533,634
	SPRINT SPECTRUM CO LLC	CORPORATE DEBT - 5.15%, 2029	**	162,612
	STRUCTURED ASSET MTG INVS II INC CSTR	MTGE BACKED SECURITIES - Variable, 2034	**	111,011
	SWAP COLLATERAL USD	CASH COLLATERAL	**	344,374
	CASH COLLATERAL	CASH COLLATERAL	**	(59,000)
	TCW 2YR/2YR IRS R	INTEREST RATE SWAPS - 1.03%, 2025	**	4,963,808
	TCW 2YR/2YR IRS R	INTEREST RATE SWAPS - 1.39%, 2025	**	5,563,531
	TCW 2YR/30YR IRS	INTEREST RATE SWAPS - 1.87%, 2053	**	637,647
	TCW EMERGING MKT INCM LP	COMMINGLED POOLS - 0.00%,	**	1,818,172
	TCW IRS 2 YR 30 YR	INTEREST RATE SWAPS - 1.79%, 2053	**	421,384
	TCW IRS 2YR/2YR	INTEREST RATE SWAPS - 1.08%, 2025	**	2,484,194
	TCW IRS 2YR/2YR	INTEREST RATE SWAPS - 1.03%, 2053	**	3,662,323
	TCW IRS 2YR/30YR	INTEREST RATE SWAPS - 1.77%, 2053	**	571,500
	TCW IRS 2YR/30YR	INTEREST RATE SWAPS - 1.81%, 2053	**	284,334
	TCW IRS SWAP	INTEREST RATE SWAPS - 1.95%, 2024	**	10,430,584

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	TENCENT HLDGS LTD 144A	CORPORATE DEBT - 3.68%, 2041	**	168,224
	TIME WARNER CABLE LLC	CORPORATE DEBT - 5.50%, 2041	**	219,917
	T-MOBILE USA INC	CORPORATE DEBT - 2.55%, 2031	**	223,836
	T-MOBILE USA INC	CORPORATE DEBT - 3.75%, 2027	**	211,926
	T-MOBILE USA INC	CORPORATE DEBT - 3.88%, 2030	**	346,927
	TOWD PT MTG TR 2017-5 A1 144A	MTGE BACKED SECURITIES - Variable, 2057	**	123,900
	TPMT 17-1 A1	MTGE BACKED SECURITIES - 2.75%, 2056	**	83,755
	TRICON AMERN HOMES 2017-SFR2 TR 144A	ASSET BACKED SECURITIES - 2.93%, 2036	**	433,464
	TRK 2022-INV2 TR 144A	MTGE BACKED SECURITIES - 4.35%, 2057	**	434,853
	UMBS 30YR	MTGE BACKED SECURITIES - 2.00%, 2053	**	4,346,365
	UMBS 30YR	MTGE BACKED SECURITIES - 2.50%, 2053	**	3,899,938
	UMBS 30YR	MTGE BACKED SECURITIES - 3.00%, 2053	**	2,855,176
	UMBS 30YR	MTGE BACKED SECURITIES - 4.00%, 2053	**	2,065,249
	UMBS 30YR	MTGE BACKED SECURITIES - 4.50%, 2053	**	4,120,699
	UMBS 30YR	MTGE BACKED SECURITIES - 5.00%, 2053	**	6,483,569
	UNITED STATES TREASURY BOND	GOVERNMENT OBLIGATIONS - 2.00%, 2041	**	5,546,534
	UNITED STATES TREASURY BOND	GOVERNMENT OBLIGATIONS - 2.38%, 2042	**	1,527,724
	UNITED STATES TREASURY BOND	GOVERNMENT OBLIGATIONS - 4.00%, 2052	**	4,131,296
	US 10YR ULTRA FUT MAR23 UXYH3	FUTURES	**	(1,892,500)
	US 2YR NOTE (CBT) FUT MAR23 TUH3	FUTURES	**	25,429,688
	US 5YR NOTE (CBT) FUT MAR23 FVH3	FUTURES	**	4,640,977
	US BANCORP DEL	CORPORATE DEBT - 5.85%, 2033	**	140,149
	US ULTRA BOND CBT FUT MAR23 WNH3	FUTURES	**	134,313
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2023	**	3,925,583
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2023	**	2,941,703
	UST BILLS	GOVERNMENT OBLIGATIONS - 0.00%, 2027	**	696,124
	UST NOTES	GOVERNMENT OBLIGATIONS - 3.88%, 2027	**	2,879,168
	UST NOTES	GOVERNMENT OBLIGATIONS - 3.88%, 2025	**	3,613,255
	UST NOTES	GOVERNMENT OBLIGATIONS - 4.00%, 2027	**	14,904

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	UST NOTES	GOVERNMENT OBLIGATIONS - 4.13%, 2032	**	100,367
	UST NOTES	GOVERNMENT OBLIGATIONS - 4.13%, 2032	**	750,045
	UST NOTES	GOVERNMENT OBLIGATIONS - 4.25%, 2024	**	428,505
	UST NOTES	GOVERNMENT OBLIGATIONS - 4.50%, 2024	**	5,400,211
	USTN TII	GOVERNMENT OBLIGATIONS - 0.63%, 2032	**	183,312
	VERUS SECURITIZATION TRUST 2021-7 144A	MTGE BACKED SECURITIES - 1.83%, 2066	**	649,326
	VICI PROPERTIES LP 144A	CORPORATE DEBT - 3.75%, 2027	**	13,616
	VICI PROPERTIES LP 144A	CORPORATE DEBT - 3.88%, 2029	**	56,968
	VICI PROPERTIES LP 144A	CORPORATE DEBT - 4.50%, 2028	**	59,646
	VICI PROPERTIES LP 144A	CORPORATE DEBT - 4.50%, 2026	**	51,759
	VICI PROPERTIES LP 144A	CORPORATE DEBT - 4.63%, 2025	**	19,175
	VICI PROPERTIES LP 144A	CORPORATE DEBT - 5.75%, 2027	**	63,359
	VICI PROPERTIES LP	CORPORATE DEBT - 5.13%, 2032	**	268,526
	VODAFONE GROUP PLC	CORPORATE DEBT - 4.88%, 2049	**	284,100
	VODAFONE GROUP PLC	CORPORATE DEBT - 5.26%, 2048	**	44,036
	WAMU 05-AR2 2A1A	MTGE BACKED SECURITIES - Variable, 2045	**	160,207
	WAMU 2005-AR1 A1A	MTGE BACKED SECURITIES - Variable, 2045	**	193,469
	WAMU MTG PASS THROUGH CTFS	MTGE BACKED SECURITIES - Variable, 2045	**	184,828
	WELLMAN PARK CLO LTD 21-1A	ASSET BACKED SECURITIES - Variable, 2034	**	567,390
	WELLS FARGO & CO NEW	CORPORATE DEBT - 2.39%, 2028	**	375,100
	WELLS FARGO & CO NEW	CORPORATE DEBT - 3.35%, 2033	**	589,678
	WELLS FARGO & CO NEW	CORPORATE DEBT - 3.53%, 2027	**	768,581
	WELLS FARGO & CO NEW	CORPORATE DEBT - 4.90%, 2033	**	175,664
	WEYERHAEUSER CO	CORPORATE DEBT - 3.38%, 2033	**	179,681
	WFHET 2004-1 1A	ASSET BACKED SECURITIES - Variable, 2034	**	748,510

	Total Metwest Total Return Fund			$224,285,862

		Total Investments		3,454,333,775

	*Notes receivable from participants	Loans receivable with repayment interest of 4.25% to 9.75%	$—	48,837,380

				$3,503,171,155
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number Description

23.1     Consent of Independent Registered Public Accounting Firm

    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN
Date: June 27, 2023

By	/s/ Ana M. Fluke
Ana M. Fluke
Chairperson
Savings Plan Committee